Exhibit 99.1

IESI-BFC LTD. ANNOUNCES DATE FOR THIRD QUARTER 2009 EARNINGS RELEASE
AND CONFERENCE CALL

TORONTO, ONTARIO – Monday, October 5, 2009 – IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) will report financial results for the three and nine months ended September 30, 2009, on Thursday, October 29, 2009 after the close of the stock markets. The Company will host a conference call on Friday, October 30, 2009 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 416-644-3414 or 1-800-814-4859 at approximately 8:20 a.m. (ET). The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

A replay will be available after the call until Friday, November 13, 2009, at midnight. To access the replay, dial 416-640-1917 or 1-877-289-8525 and quote the reservation number 4169379#. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services for commercial, industrial, municipal and residential customers in five provinces and ten U.S. states. Its two brands, IESI and BFI Canada, are leaders in their respective markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. The Company's shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Further information:
IESI-BFC Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com